UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

NORPAC TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

65626T 10 3
(CUSIP Number)

JOHN P. THORNTON
1220 - 666 Burrard Street
Vancouver, BC V6C 2X8
(604) 688-2790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e),
240.13d -1(f) or 240.13d -1(g), check the following box ☐.

CUSIP No. 65626T 10 3

1.	Names of Reporting Person: JOHN P. THORNTON
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 3,000,000 SHARES

8.	Shared Voting Power: NOT APPLICABLE

9.	Sole Dispositive Power: 3,000,000 SHARES

10.	Shared Dispositive Power: NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1.           SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Norpac Technologies, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 698 Seymour Street, Suite 311, Vancouver, British Columbia V6B 3K6.

ITEM 2.           IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

JOHN P. THORNTON (the “Holder”)

B.	Residence or Business Address:

The business address of Mr. Thornton is 1220 - 666 Burrard Street, Vancouver, BC V6C 2X8.

C.	Present Principal Occupation and Employment:

Mr. Thornton has been a Director of the Company since April 18, 2006. Mr. Thornton has been a self-employed businessman and consultant in the securities industry in the Vancouver, British Columbia, area since 1986. During the past five years, Mr. Thornton has served as a director of several U.S. and Canadian public companies, including:

  Bonaventure Enterprises Inc., TSX Venture Exchange;
  Consolidated Odyssey Exploration Inc., TSX Venture Exchange;
  Caesar’s Explorations Inc., Canadian Venture Exchange;
  Goldnev Resources Inc., TSX Venture Exchange;
  Knightsbridge Resources Inc., OTC Bulletin Board;
  Fairchild International Corp., OTC Bulletin Board; and
  Patch International Inc., OTC Bulletin Board.

D.	Mr. Thornton has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

Mr. Thornton has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: Mr. Thornton is a citizen of Canada.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. John P. Thornton acquired 3,000,000 shares of common stock of the Company from Bruce Leitch, a director of the Company, on May 25, 2006 for an aggregate purchase price of $30,000. The purchase of the shares of common stock by Mr. Thornton from Mr. Leitch was consummated in a private transaction and the consideration for the acquisition has been paid from the personal funds of Mr. Thornton.

ITEM 4.           PURPOSE OF TRANSACTION

On May 25, 2006, Mr. John P. Thornton, as purchaser, and Bruce Leitch, as seller and president and a director of the Company, entered into a share transfer agreement (the “Share Transfer Agreement”) pursuant to which Mr. Thornton has acquired 3,000,000 shares of the Company’s common stock (representing approximately 9.2% of the issued and outstanding shares of the Company’s common stock) for an aggregate purchase price of $30,000. The purchase of the shares of common stock by Mr. Thornton from Mr. Leitch was consummated in a private transaction.

The purpose or purposes of the acquisition of the Shares by Mr. Thornton was for investment purposes. Mr. Thornton is a Director of the Company. Depending on market conditions and other factors, Mr. Thornton may acquire additional shares of the Company’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Thornton also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Thornton does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of May 25, 2006, Mr. Thornton beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	3,000,000	9.2%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of May 25, 2006, there are 32,565,390 Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. Thornton has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Mr. Thornton has effected the following transactions in the Company’s securities during the 60 days prior to May 25, 2006:

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected

None, other than the purchase of shares described in Items 3 and 4 above.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement dated May 25, 2006 between Bruce Leitch and John P. Thornton.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2006
Date

/s/ John P. Thornton
Signature

JOHN P. THORNTON
Name/Title